SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ/MPF): 42.150.391/0001-70

Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem”), to comply with Paragraph 4, Article 157 of Federal Law 6,404/76 (“Brazilian Corporation Law” or "BCL") and in accordance with and for the purposes of CVM Instruction 319/99 and 358/02, hereby informs shareholders and the market the following:

1.         Merger by Braskem of the Share Issued by  RioPol

In order to streamline   the current ownership structures of Braskem and its subsidiary  Rio Polímeros S.A. (“RioPol” and, jointly with Braskem, the “Companies”),  the managements of the Companies agreed to propose to the respective shareholder meetings, in accordance with Article 252 of BCL, the merger of RioPol’s shares  by Braskem, with the consequent preservation of RioPol’s legal person and its conversion into a wholly owned subsidiary of Braskem (“Share Merger”).

2.         Objectives, Benefits and Justification of the Share Merger. The specific purposes of the Share Merger are to:

(i)                 increase the competitiveness and efficiency of the Companies and their subsidiaries and affiliated companies to enable them to compete effectively with international companies; and

(ii)               streamline the current capital and ownership structures of the Companies by migrating the current shareholders of RioPol to Braskem, preserving the identity of the legal persons, but reducing administrative costs.

3.         Previous Business and Corporate Acts.

3.1.      On June 29, 2010 the extraordinary shareholders meeting of Quattor Participações S.A. (“Quattor”), at the time the controlling shareholder of RioPol decided to reduce its capital share, with the reimbursement to Braskem, its sole shareholder at the time, of all the 839,190,255 (eight hundred thirty-nine million, one hundred ninety thousand, two hundred fifty-five) common shares and 190 (one hundred ninety) preferred shares issued by RioPol, which at the time were held by Quattor.

3.2.      In the meetings held on August 9, 2010, the boards of directors of Braskem and RioPol approved the submission to the Shareholders’ Meetings of the Companies the Merger of Shares.

4.         Share Exchange Ratio for the Share Merger.

4.1       Share Exchange Ratio. As a result of Share Merger, the shareholders of RioPol will be attributed 0.010064743789 class “A” preferred share issued by Braskem for each common and preferred share issued by RioPol (“Exchange Ratio”).

4.2.   Criteria for Determining the Exchange Ratio. The Exchange Ratio was based on the economic values of Braskem and RioPol, calculated in accordance with Clause 5.1 below. The economic value per share of Braskem for establishing the Exchange Ratio was calculated taking into consideration the sum of the economic value of Braskem and the total value of Braskem’s capital stock increase approved on April 14, 2010, divided by the total number of shares of Braskem after the capital stock increase (excluding shares held in treasury).

4.3.      Why the Share Merger is Considered Equitable for Shareholders. The managements of the Companies believe that the Share Merger is equitable for their respective shareholders, in view of the fact that it constitutes the results of the independent negotiations conducted between Petróleo Brasileiro S.A. - Petrobras (“Petrobras”) and Braskem for the merger of the share in Quattor. The determination of the Exchange Ratio was based on the Economic and Financial Valuation prepared previously and independently by Banco Bradesco BBI S.A., a financial institution inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 06.271.464/0073-93, with head offices at Av. Paulista, 1.450, 8º andar, in the city and state of São Paulo (“Bradesco BBI”) to support the Quattor share merger mentioned above, and which included valuations of the subsidiaries of Quattor as a whole.

4.4.      Fractional Shares. Any fractions of Braskem shares resulting from the application of the Exchange Ratio for the Share Merger will not be considered and the respective shares will not be issued.

5.         Criteria for Valuing the Share in Braskem and RioPol.

5.1.      Economic Valuation. To determine the Exchange Ratio, Bradesco BBI valued Braskem and RioPol based on their economic value, adopting, in the cases of Braskem, Quattor, Quattor Petroquímica S.A. (“Quattor Petroquímica”), Quattor Química S.A. and Riopol the discounted cash flow method and, in the cases of IQ Soluções e Química S.A., Polibutenos S.A. Industrias Química  and Divisão Química, the criteria of transaction multiples of comparable companies, with a base date of September 30, 2009 (“Economic and Financial Valuation”). The appointment and contracting of Bradesco BBI is subject to ratification and approval by the shareholders of the Companies.

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5.2.      Valuation of Book Value. To determine the amount of increase in capital and reserves at Braskem resulting from the Share Merger, the shares issued by RioPol were valued by the specialized firm PricewaterhouseCoopers Auditores Independentes, with offices in the city and state of São Paulo at Av. Francisco Matarazzo, 1400, with secondary registration at the Regional Accounting Council of Rio de Janeiro state under CRC2SP000160/O-5”F” RJ (“PwC”) based on their book value, in accordance with the respective audited financial statements of RioPol prepared with a base date of March 31, 2010 (“Base Date”). The appointment and contracting of PwC is subject to ratification and approval by the respective shareholders of Braskem and RioPol. Based on said valuation, the book value of the share of RioPol to be merged by Braskem corresponded, on the Base Date, to R$ 0.426114177517831 (forty-two Brazilian centavos and fraction) per share in RioPol.

5.3.      Valuation of the share in Riopol for the purposes of Article 264 of BCL. The Securities and Exchange Commission of Brazil ("CVM"), in a meeting held on July 27, 2010, resolved, in response to the consultation made by Braskem and RioPol regarding the possibility of waving the preparation of the report referred to in article 264 of BCL, that  there is no justificationfor requiring the preparation of the valuation report at market price provided for by Article 264 of BCL for the Share Merger if Petróleo Brasileiro S.A. – Petrobras, the sole shareholder of RioPol, agrees to the Share Merger    .

6.         Treatment of Variations in Book Value After the Share Mergers. All variations in book value that occur at Braskem and RioPol will be directly accounted for at the respective Companies and recorded in the respective accounting ledgers, since both companies will succeed the Share Merger.

7.         Political and Economic Rights and Advantages of the Share.

7.1.      Comparison of the Political and Economic Rights and Advantages of the Shares. The political and economic rights and advantages of the shares issued by Braskem differ in certain aspects from the rights and advantages of the shares issued by RioPol:

7.1.1.   Prior to the Share Merger.

	Common Shares	Preferred Shares
RioPol

✓  the right to vote in resolutions taken at shareholder meetings;

✓  the right to participate, at conditions equal to those of the preferred share,  in the distribution of dividends of, at least, 25% of net income in each fiscal year, adjusted in accordance with governing law.

✓  priority in the reimbursement of capital, without a premium;

✓  the right to participate, at conditions equal to those of the common share, in the distribution of the  dividends of, at least, 25% of net income in each fiscal year, adjusted in accordance with governing law;

✓

	✓	✓

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Braskem

✓  the right to vote in resolutions taken at shareholder meetings;

✓  the minimum mandatory dividend of 25% of net income in each fiscal year, adjusted after the payment of the priority dividend to which the preferred shares are entitled;

✓  observing the priority of the preferred shares, a dividend of 6% calculated on the share unit value, which is obtained by dividing the capital stock by the total number of outstanding shares;

✓  at conditions equal to those of the class “A” preferred shares, a share of the net income remaining after the priority mandatory dividend is paid;

✓  at conditions equal to those of the class “A” preferred shares, participation in the distribution of shares resulting from the incorporation of reserves into the capital stock;

✓  at conditions equal to those of the class “A” and “B” preferred shares, the right to sell at the same price per share paid to the selling shareholder(s) (tag-along rights) in the case of the transfer of the company’s control;

✓  the right to vote in resolutions taken at shareholder meetings if the company fails, for three consecutive fiscal years, to pay the minimum and fixed dividend to which shareholders are entitled;

✓  priority in the reimbursement of capital;

✓  priority in the distribution in each fiscal year of the minimum non-cumulative dividend of 6% of the share's unit value, which is obtained by dividing the capital stock by the total number of outstanding shares;

✓  the minimum mandatory dividend of 25% of net income in each fiscal year adjusted for the minimum priority dividend;

✓  at conditions equal to those of the common share, the right to participate in the distribution of share resulting from the capital monetary restatement; the right to sell at the same price per share paid to the selling shareholder(s) (tag-along rights) in the case of the transfer of the company’s control;

✓  Class "A": (i) at conditions equal to those of the common share, the right to participate in the distribution of net income remaining after the payment of the priority mandatory dividend; and the shares resulting from the incorporation of reserves into the capital stock; and (ii) convertibility into common share, subject to a resolution taken by the majority of the company’s voting capital;

✓  Class "B": once the period for non-transferability provided for by special legislation has transpired, the convertibility into class “A” preferred share at any time, by means of a written request made to the company, at a ratio of 2 class “B” preferred shares for each 1 class “A” preferred share.

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8.         Solution for Shares in Capital Share of One Company Held by Another and Shares Held in Treasury.

8.1.      Reciprocal Interest. On this date, RioPol  does not hold any shares issued by Braskem. Any reciprocal interest due to the ownership by Quattor Petroquímica of any shares issued by Braskem resulting from the Share Merger will be eliminated within the legal period, in accordance with Paragraph 5, Article 244 of BCL.

8.2.      Shares Held in Treasury. RioPol does not hold in treasury any shares of their own issue.

9.         Withdrawal Rights and Reimbursement Value.

9.1.      Withdrawal Rights of the Shareholders of Braskem and RioPol. In accordance with articles 137 and 252, Paragraphs 1 and 2 of BCL, withdrawal rights are assured to: the holders of Braskem common share and class “B” preferred share dissenting from the resolution approving the Share Merge. Dissenting shareholders should expressly manifest their intent to exercise the right to withdraw within thirty (30) days of the publication of the minutes of the shareholder meeting of Braskem  that approves the Share Merger.

9.1.1.           The holders of class “A” preferred share in Braskem will not have the right to withdraw, given that Braskem class “A” preferred share enjoys liquidity and widespread ownership in the market, as defined by BCL.

9.1.2.           The payment of the reimbursement by Braskem will depend on the conclusion of  the Share Merger, as provided for by Article 230 of BCL, and will be effected once the legal period for the exercise of withdrawal rights has transpired. The reimbursement of the share's value will be assured only to shareholders of record that substantiate their ownership, before the opening of the trading session on this date, in accordance with Paragraph 1, Article 137 of BCL. Any shares acquired as of this date, inclusive, will not confer to their holders the right to withdraw related to the Share Merger.

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9.2.      Although RioPol’s minority shareholders are entitled to withdrawal from the Share Merger, this right is not expected to be exercised, since said shareholders have already manifested agreement with the transaction.

9.3.      Value of the Reimbursement of Braskem Shareholders. Shareholders dissenting from the meeting of Braskem shareholders that approves the  Share Merger that hold common share and class “B” preferred share will be entitled to the reimbursement of their shares based on the book value of R$ 9.15237722 (nine Brazilian reais, fifteen centavos and fraction) per share, which was based on the balance sheet approved by Braskem with a base date of December 31, 2009. Dissenting shareholders may, upon withdrawal, request the preparation of a special balance sheet of Braskem, in accordance with Paragraph 2, Article 45 of BCL. In this case, once the period established for reconsideration of the Share Merger has transpired, in accordance with Paragraph 3, Article 137 of BCL, the shareholder will receive 80% of the amount of the reimbursement, with the balance, if any, to be paid within a period of 120 days from the date of the resolution taken by the extraordinary shareholder meeting that approves the Share Merger.

9.4.      Payment of the Reimbursement and Procedures for Exercising Withdrawal Rights. The payment of the reimbursement of Braskem common and class “B” preferred share is subject to the effective conclusion of the Share Mergers, in accordance with Article 230 of BCL, and will be made via credit of the corresponding amount at the depositary institution for share issued by Braskem, which is Itaú Unibanco S.A. (“Itaú Unibanco”), which will then be paid, either directly or through the custody agent, to the dissenting shareholders based on the respective registration information. Shareholders with shares held in custody at Itaú Unibanco must exercise their withdrawal rights by visiting the branches of Itaú Unibanco specializing in shareholder services within the banking hours of their location and by filling out the appropriate form available at said institution, which should be submitted accompanied by authenticated copies of the following documents:

(i) Shareholder (Individual): Identification document, individual taxpayer card (CPF) and proof of address.

(ii) Shareholder (Legal Person): authenticated copy of the last consolidated bylaws or articles of organization, corporate taxpayer card (CNPJ), corporate instrument granting representation powers and authenticated copies of the CPF, identification document and proof of address of its representatives.

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9.5.      Shareholders with share held in custody at the Asset Depositary Center of the BM&FBOVESPA wishing to exercise their withdrawal rights must do so through their custody agents.

10.       Composition of Braskem’s Capital Share After the Share Merger.

10.1.    Braskem Share Issued After the Share Merger. As a result of the Share Merger,  2,434,890 (two million, four hundred thirty-four thousand, eight hundred ninety) new registered class “A” preferred shares without par value in Braskem will be issued. The new class “A” preferred shares will be entitled to the same rights as the current outstanding class “A” preferred shares issued by Braskem, including the full distribution of dividends and/or interest on equity to be declared by Braskem as of the date of approval of the Share Merger. Said new shareswill be paid in through the absorption of the shares in RioPol, and attributed in favor of their respective shareholders in substitution of the shares held by those shareholders.

10.2.    Composition of Braskem’s Capital Share After the Share Merger. The Share Merger will result in an increase in Braskem’s capital stock and reserves in the total amount of R$ 103.086.765,11 (one hundred three million, eighty-six thousand, seven hundred sixty-five Brazilian reais and eleven centavos), to be subscribed and paid in by the shareholders of RioPol, of which R$ 22,285,031.77 (twenty-two million, two hundred eighty-five thousand, thirty-one Brazilian reais and seventy-seven centavos) will be allocated to the capital stock and R$ 80,801,733.34 (eighty million, eight hundred and one thousand, seven hundred thirty-three Brazilian reais and thirty-four centavos) to the capital reserve. As a result of the capital increase referred to above, Braskem’s capital stock will be represented by R$ 8,038,951,826.24 (eight billion, thirty-eight million, nine hundred fifty-one thousand, eight hundred twenty-six Brazilian reais and twenty-four centavos), divided into 801,267,442 (eight hundred and one million, two hundred sixty-seven thousand, four hundred forty-two) shares, composed of 451,669,063 (four hundred fifty-one million, six hundred sixty-nine thousand and sixty-three) common shares, 349,004,561 (three hundred forty-nine million, four thousand and five hundred sixty-one) class “A” preferred shares and 593,818 (five hundred ninety-three thousand, eight hundred and eighteen) class “B” preferred shares, all registered and without par value.

11.       Unrecorded Liabilities and Contingencies. To the best knowledge of the management teams of Braskem and RioPol, there are no material liabilities or contingencies that have not already been duly recorded.

12.       Costs of the Share Mergers. The total cost of the Share Merger is estimated at approximately R$ 700,000.00 (seven hundred thousand Brazilian reais), including expenses with publications, the contracting of specialized companies to prepare the valuation reports, the legal fees paid to law firms specializing in operations of this nature, the fees of auditors and consultants and other related expenses.

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13.       Specialized Companies.

13.1.    Bradesco BBI was contracted to prepare the valuation report of the economic value of the share in Braskem and RioPol for the purpose of determining the Exchange Ratio. PwC was contracted to prepare the valuation report to determine the book value of the share in Quattor Petroquímica and RioPol for the purpose of determining the increase in Braskem’s capital stock and reserves resulting from the Share Merger.

13.2     Declaration of No Conflicts of Interest. To the best knowledge of the management teams of Braskem and RioPol, there are no types of conflicts or community of interests, either present or potential, involving the controlling shareholders of the Companies involved in the Share Merger or the minority shareholders.

14.       Additional Information.

14.1.    Audit of the Financial Statements. In accordance with BCL and Article 12 of CVM Instruction 319/99, the financial statements that served as the basis for the Share Merger were audited by: (i) KPMG Auditores Independentes, a company with offices in the city and state of São Paulo, at Rua Dr. Renato Paes de Barros, 33, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 57.755.217/0001-29, with original registration at the Regional Accounting Council of São Paulo State and secondary registration in Bahia state under number CRC 2SP014428/O-6-S-BA, in the case of Braskem; and (ii) PwC, in the case of RioPol. These financial statements will have the base date of December 31, 2009 and will be used to calculate any reimbursements resulting from the exercise of withdrawal rights in connection with the Share Merger.

14.2. Disclosure. The Share Merger will be disclosed to BM&FBOVESPA, to the Brazilian Securities Exchange Commission – CVM, to the U.S. Securities and Exchange Commission – SEC, to the NYSE – New York Stock Exchange and to Latibex.

14.3. Documents Related to the Share Merger Available to Shareholders, in compliance with Article 3 of CVM Instruction 319/99. All documents referred to in this Material Fact related to the Share Merger, including the Protocol and Justification and the valuation reports prepared by Bradesco BBI and PwC, will be available to the shareholders of Braskem as of the publication date of the call notice for the extraordinary shareholder meeting of  Braskem and may be consulted at the head offices of Braskem and RioPol as well as on the websites of Braskem (www.braskem.com.br/ir) and at the head offices and on the websites of the CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bmfbovespa.com.br).

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São Paulo, August 9, 2010

Marcela Drehmer

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.